Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

04 MAR 22 AM 7:21

04010715

March 12, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: File No. 82-34714

We enclose a copy of Form 1 – Change in Issued and Outstanding Securities for February 2004 submitted to the Toronto Stock Exchange.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659
E-mail: riobudhai@imperialmetals.com

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

Enclosure

dlw 3/22

82-34717

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	02/01/2004 - 02/29/2004

Summary

Issued & Outstanding Opening Balance :	25,529,764	As at :	02/01/2004

Effect on Issued & Outstanding Securities

Stock Option Plan	15,000
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	25,544,764

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,030,000**	As at :	02/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/17/2004	N		10,000		
Filer's comment Exercise by C. Stevens @ $0.50.					
02/20/2004	N		5,000		
Filer's comment Exercise by S. Goetz @ $0.50.					
02/25/2004	N			5,000	
Filer's comment Options to Doug Johnson @ $0.50.					
Totals		0	15,000	5,000	0

Stock Options Outstanding Closing Balance:	**1,010,000**	As at :	02/29/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	03/12/2004 14:48:54
Last Updated:	03/02/2004 17:22:54